Filed by Georgia-Carolina Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Georgia-Carolina Bancshares, Inc.

(Commission File No. 000-22981)

(Employee Info)

Regarding the Announcement of the Acquisition of Georgia-Carolina Bancshares, Inc., and its Subsidiary, First Bank of Georgia (see attached press release)

What’s happening?

The Board of Directors of Georgia-Carolina Bancshares, Inc. has voted to merge the company into State Bank Financial Corporation, the holding company for State Bank and Trust Company. State Bank & Trust is a $2.6 billion bank with 19 branch offices and 555 employees in Atlanta and middle Georgia.

The merger is subject to regulatory and shareholder approval and is expected to close sometime in the first quarter of 2015. Until closing, First Bank will continue to operate just as we have in the past. Upon closing of the transaction, First Bank will become a subsidiary of State Bank Financial Corporation (NASDAQ symbol: STBZ), but will maintain its separate charter and name alongside State Bank Financial’s other subsidiary, State Bank and Trust Company. It is contemplated that at some point in the future, once proper lines of communication, trust, and mutual understanding have been developed, the banks will be consolidated more closely to leverage value in talent, systems, distribution, products and services.

Why is this happening?

Thanks in large part to the consistent excellence of our staff, First Bank has grown into a profitable, stable community bank. We have achieved this success despite growing challenges for community banks our size related to technological, compliance, regulatory and security issues. The Board of Directors saw a clear need to grow in order to achieve the efficiency and scale necessary to remain competitive and profitable.

In State Bank, the Board found a partner with similar values towards its customers and employees. State Bank is run by longtime community bankers in Georgia, and has an excellent reputation with its employees and customers. State Bank also has additional capabilities that will benefit our customers: Expertise in payment processing, a robust suite of cash management services, a strong online presence, and more.

In addition, State Bank offered Georgia-Carolina Bancshares shareholders a significant premium on the price of our stock. Georgia-Carolina shareholders will become shareholders in State Bank Financial Corporation, a well-run and well-capitalized Georgia community bank holding company.

From State Bank’s perspective, they are acquiring a well-run community bank, led by bankers they have known and respected for years, located in Georgia’s second-largest market.

What does this mean for our customers?

For the time being, First Bank customers will not see any difference. In time, State Bank’s products and services will be introduced to our clients in a carefully planned, thoughtful way, and will be delivered and serviced, as always, by our local staff. Our customers should also see certain capabilities expand as we introduce new product and service opportunities.

The important thing to stress to our customers is that State Bank Financial Corporation is a company which shares our values. Rest assured that our client relationships will continue to be held at a strong, stable bank with a dedication to personal service.

What does this mean for me?

Mergers bring change, to both organizations. At this point, no one knows for sure the degree to which individual positions and responsibilities will change. However, there are a few things we can say for certain:

●	Employees will be respected throughout the merger process.
●	Management will communicate changes and specifics about the merger honestly, and as quickly as possible.
●	Benefits, including paid leave, 401k, insurance plans, etc. are overall very comparable.
●

First Bank HR has details on some of the benefits State Bank currently offers and how those benefits differ from ours. Details on what benefits employees can expect once the merger is complete will be communicated in the months leading up to the merger.

One important point to keep in mind is that all employees continue to be subject to the employee Code of Conduct, and should take care in expressing their sentiments publicly, either online or offline.

What if I have further questions?

Employees are encouraged to ask questions. Questions about compensation and benefits should be directed to Human Resources by email. Other questions should be brought to your immediate supervisor. Management will make every effort to address questions and concerns from staff.

A Message from State Bank & Trust

“There will be changes over the next several months. But one thing will never change – the core values on which State Bank was built, and the values we seek in these kinds of strategic initiatives:

●	We will treat every member of our team as a child of God, equally deserving of respect.

●	We owe every employee consistent, effective servant leadership delivered by accountable, well-trained supervisors.

●	It is important that employees feel safe in speaking openly and honestly about both the good and not-so-good.

●	Compensation must meet the dual test of internal fairness and external competitiveness.

●	When sacrifice is required, it must start at the top.

●	We stay focused on the things we do really well with a spirit of disciplined entrepreneurship.

●	Our values and operating principles must be written on our hearts.

●	We will honor the resources and needs entrusted to us by our shareholders, employees and customers, and seek to balance their interests.”

Forward-Looking Statements

Some of the statements in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “intend,” “plan,” “seek,” “believe,” “expect,” “strategy,” “future,” “likely,” “projects,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements related to future expectations, including expectations of Georgia-Carolina Bancshares, Inc. (the “Company”) related to expanding its footprint in certain markets as a result of the transaction and statements relating to the expected timing, completion and other effects, including the transition of services, related to the proposed transaction. These forward-looking statements are subject to risks, uncertainties and other factors, such as the inability to obtain the requisite regulatory and shareholder approvals for the proposed transaction and meet other closing terms and conditions, the reaction to the transaction of each bank’s customers, employees and counterparties or difficulties related to the transition of services, as well as additional risks and uncertainties contained in the “Risk Factors” and the forward-looking statement disclosure contained in the Company’s Annual Report on Form 10-K for the most recently ended fiscal year, any of which could cause actual results to differ materially from future results expressed or implied by those forward-looking statements. All forward-looking statements speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, State Bank Financial Corporation (“State Bank”) will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) to register State Bank’s shares that will be issued to the Company’s shareholders in connection with the transaction. The registration statement will include a proxy statement of the Company and a prospectus of State Bank, as well as other relevant documents concerning the proposed transaction. The registration statement and the proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about the Company, State Bank and the proposed transaction and related matters. WE URGE SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY/PROSPECTUS WHEN IT BECOMES AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND PROXY/PROSPECTUS) BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Security holders may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Security holders may obtain free copies of the documents filed with the SEC by the Company at its website at https://www.firstbankofga.com (which website is not incorporated herein by reference) or by contacting Thomas J. Flournoy by telephone at 706-731-6622. Security holders may also obtain free copies of the documents filed with the SEC by State Bank at its website at http://www.statebt.com (which website is not incorporated herein by reference) or by contacting Jeremy Lucas by telephone at 404-239-8626.

Participants in this Transaction

The Company, State Bank and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed merger. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger will be provided in the proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding each of the Company’s and State Bank’s respective directors and executive officers, including shareholdings, is included in the Company’s definitive proxy statement for 2014, which was filed with the SEC on April 14, 2014, and State Bank’s definitive proxy statement for 2014, which was filed with the SEC on April 11, 2014. You can obtain free copies of this document from the Company or State Bank, respectively, using the contact information above.

State Bank Financial Corporation

Media Contact:                               David Rubinger 404.502.1240 / david.rubinger@statebt.com

Investor Relations Contact:          Jeremy Lucas 404.239.8626 / jeremy.lucas@statebt.com

Georgia-Carolina, Bancshares, Inc.

First Bank of Georgia Contact:     Remer Y. Brinson III 706.731.6600 / remerbrinson@firstbankofga.com

State Bank Financial Corporation and

Georgia-Carolina Bancshares, Inc. Announce Merger

ATLANTA, GA and AUGUSTA, GA, June 24, 2014 – State Bank Financial Corporation (NASDAQ: STBZ), the holding company for State Bank and Trust Company, and Georgia-Carolina Bancshares, Inc. (OTCQB: GECR) jointly announced today the signing of a definitive agreement for State Bank Financial to acquire Georgia-Carolina Bancshares and its wholly-owned subsidiary, First Bank of Georgia, in a cash and stock transaction with a purchase price of approximately $82 million, or $22.35 per share. The transaction value at the time of the merger may change due to fluctuations in the price of State Bank Financial common stock.

“We are very pleased that Remer Brinson and his team at First Bank of Georgia will be joining the State Bank family,” said State Bank Financial Chairman and CEO Joe Evans. “This merger will give us the opportunity to enter the Augusta market with a strong management team that has been a significant part of the local community for over 25 years. The First Bank of Georgia team shares our core values and will be a great fit with our company. By combining our resources, we believe we will be able to deliver a higher level of service to our customers, employees and shareholders than either of us could apart.”

Remer Y. Brinson III, President and CEO of First Bank of Georgia, added, “We are excited about partnering with State Bank, another Georgia-based community bank, which shares our values, particularly our emphasis on superior, personal service and community involvement. The strength and resources provided by State Bank will enable us to expand the products and services available to our customers.”

At March 31, 2014, First Bank of Georgia had total assets of approximately $523 million, total loans of approximately $317 million, total deposits of approximately $428 million and total shareholder’s equity of approximately $59 million. First Bank of Georgia is headquartered in Augusta, Georgia and operates seven banking offices in the Augusta metropolitan statistical area. In addition, the bank operates mortgage origination offices in the Augusta and Savannah, Georgia markets.

The agreement has been unanimously approved by the Boards of Directors of both companies and is anticipated to close in the first quarter of 2015. Completion of the transaction is subject to certain closing conditions, including customary regulatory approvals and the approval by the shareholders of Georgia-Carolina Bancshares.

Georgia-Carolina Bancshares was represented in this transaction by SunTrust Robinson Humphrey as financial advisor and Smith, Gambrell & Russell, LLP as legal counsel. FIG Partners LLC provided a fairness opinion to Georgia-Carolina Bancshares.

State Bank Financial was represented by Nelson Mullins Riley & Scarborough LLP as legal counsel.

Conference Call

State Bank Financial Corporation will host a conference call today at 10:00 a.m. EDT to discuss the transaction. The dial in number is 1.800.926.4458. Please dial in 10 minutes prior to the start of the call to register. You will be asked to provide your name and affiliation/company to join the call. A replay of the conference call will be available for 30 days shortly after the call's completion in the Investors section on State Bank Financial’s website at www.statebt.com.

A supplemental presentation with additional information regarding the transaction will also be available in the Investors section on State Bank Financial’s website.

About State Bank Financial Corporation

State Bank Financial Corporation (NASDAQ: STBZ) is the holding company for State Bank and Trust Company, one of Georgia’s best-capitalized banks, with approximately $2.6 billion in assets as of March 31, 2014. State Bank has locations in Metro Atlanta and Middle Georgia.

About Georgia-Carolina Bancshares, Inc.

Georgia-Carolina Bancshares, Inc. (OTCQB: GECR) is the holding company for First Bank of Georgia, which conducts banking operations through seven offices in Richmond County (Augusta), Columbia County (Evans and Martinez), and McDuffie County (Thomson), Georgia and operates mortgage origination offices in Augusta and Savannah, Georgia.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “intend,” “plan,” “seek,” “believe,” “expect,” “strategy,” “future,” “likely,” “project”, “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements related to future expectations, including statements related to the expected timing, completion and other effects of the transaction, including the ability of the banks to combine resources to offer a higher level of service and additional products and services to customers as a result of the transaction. These forward-looking statements are subject to risks, uncertainties and other factors, such as the inability to obtain the requisite regulatory and shareholder approvals for the proposed transaction and meet other closing terms and conditions, the reaction to the transaction of each bank’s customers, employees and counterparties or difficulties related to the transition of services, as well as additional risks and uncertainties contained in the “Risk Factors” and the forward-looking statement disclosure contained in State Bank Financial Corporation’s and Georgia-Carolina Bancshares, Inc.’s Annual Reports on Form 10-K for the most recently ended fiscal year, any of which could cause actual results to differ materially from future results expressed or implied by those forward-looking statements. All forward-looking statements speak only as of the date of this press release. Neither State Bank Financial Corporation nor Georgia-Carolina Bancshares, Inc. undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, State Bank Financial Corporation will file a registration statement on Form S-4 with the SEC to register State Bank Financial Corporation’s shares that will be issued to Georgia-Carolina Bancshares Inc.’s shareholders in connection with the transaction. The registration statement will include a proxy statement of Georgia-Carolina Bancshares, Inc. and a prospectus of State Bank Financial Corporation, as well as other relevant documents concerning the proposed transaction. The registration statement and the proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about State Bank Financial Corporation, Georgia-Carolina Bancshares, Inc. and the proposed transaction and related matters. WE URGE SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY/PROSPECTUS WHEN IT BECOMES AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND PROXY/PROSPECTUS) BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Security holders may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by State Bank Financial Corporation at its website at https://www.statebt.com (which website is not incorporated herein by reference) or by contacting Jeremy Lucas by telephone at 404.239.8626. Security holders may also obtain free copies of the documents filed with the SEC by Georgia-Carolina Bancshares, Inc. at its website at https://www.firstbankofga.com (which website is not incorporated herein by reference) or by contacting Thomas J. Flournoy by telephone at 706.731.6622.

State Bank Financial Corporation, Georgia-Carolina Bancshares, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Georgia-Carolina Bancshares, Inc. in connection with the proposed merger. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger will be provided in the proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding each of State Bank Financial Corporation’s and Georgia-Carolina Bancshares, Inc.’s respective directors and executive officers, including shareholdings, is included in State Bank Financial Corporation’s definitive proxy statement for 2014, which was filed with the SEC on April 11, 2014, and Georgia-Carolina Bancshares, Inc.’s definitive proxy statement for 2014, which was filed with the SEC on April 14, 2014. You can obtain free copies of this document from State Bank Financial Corporation or Georgia-Carolina Bancshares, Inc., respectively, using the contact information above.

To learn more about State Bank, visit www.statebt.com.